Exhibit 99.9

CERTIFICATE OF QUALIFIED PERSON

I, David Turner, MAIG, do hereby certify that:

I am the Director of Geology of Gold Resource Corporation (“GRC”), with its head office located at:

7900 East Union Ave, Suite 320

Denver, CO 80237

This certificate applies to the technical report titled “NI 43-101 Technical Report on the Don David

Gold Mine, Oaxaca, Mexico” with an Effective Date of December 31, 2025 (the “Technical Report”) prepared for GRC regarding the Don David Gold Mine.

I graduated with a Bachelor of Science degree in Geology from Colorado State University, Fort Collins, USA, in 1992. I am a Member of the Australian Institute of Geoscientists (MAIG). I have been working continuously for over 30 years in the exploration and mining industry with a focus on precious and base metal exploration and development, on projects ranging from grassroots to advanced-stage exploration and in operations at both underground and open pit mines in the USA, Mexico, El Salvador, Honduras, Nicaragua, Brazil, and Bolivia for companies including BHP, Kinross, Yamana Gold, Mineros, Electrum Group, and New Pacific Metals, among others.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with one or more professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

I visited the property from November 3 to 14, 2025.

I am not independent of GRC, as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible (Sections 1, 4, 6, 7, 8, 9, 10, 11, 12, 23, 25, and 26), and such sections have been prepared in compliance with that instrument and form.

As of the aforementioned Effective Date, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March 2026.

David Turner, MAIG